Rio Tinto

Notice to ASX/LSE

EXHIBIT 99.1

Rio Tinto releases fourth quarter 2025 production results

21 January 2026

Standout production results with +8% CuEq production growth in 2025

Rio Tinto Chief Executive Simon Trott said: "Our operations delivered exceptional production performance, both on a quarter-on-quarter and full year basis, as we leverage our strong foundation of operating excellence and project delivery across our portfolio.

"We achieved record quarterly iron ore production in the Pilbara, with a strong recovery from the extreme weather interruptions earlier in the year. At Simandou, we celebrated the major milestone of first shipment from the port; a testament to our ability to deliver major growth projects.

"Record copper production continues following delivery of our Oyu Tolgoi underground project, another demonstration of our unique and diverse project capabilities.

"A step change in bauxite production through the year once again highlights the ongoing maturation of our operational excellence.

"In lithium, we achieved production growth from our operations and in-flight projects as planned in 2025, as we build out our high-quality portfolio with discipline.

"Implementation of our stronger, sharper, simpler way of working continues, and is delivering results and creating value."

1. Executive Summary

- **Operational excellence: Copper equivalent (CuEq)[1] production rose 8% YoY in 2025, with shipments up 5%**, driven by the strong ramp-up of Oyu Tolgoi, a record year for bauxite production and our world-class lithium business.
- **Iron ore:** Pilbara operations achieved **record Q4 production, +4% YoY, and shipments, +7% YoY,** while the exceptional development pace at Simandou continued with the start of operations and first shipment in Q4.
- **Aluminium: Production strength** and agility demonstrated across the aluminium value chain in 2025.
- **Lithium:** Achieved **record quarterly production** from our operating assets in Argentina.
- **Copper:** Annual production grew 11% YoY, **exceeding the top end of our increased guidance range**, driven by the successful ramp-up of Oyu Tolgoi, where the underground development project is now complete.

Production[2]		Q4 2025	vs Q4 2024	2025	vs 2024	2025 guidance
Pilbara iron ore shipments (100% basis)	Mt	**91.3**	+7%	**326.2**	-1%	**323 - 338** (at lower end)
Pilbara iron ore production (100% basis)	Mt	**89.7**	+4%	**327.3**	—%	**NA**
IOC[3] iron ore pellets and concentrate	Mt	**2.2**	-14%	**9.3**	-1%	**9.0 - 9.5**
Bauxite	Mt	**15.4**	0%	**62.4**	+6%	**>61 Mt**
Alumina	Mt	**2.0**	-1%	**7.6**	+4%	**7.4 - 7.8**
Aluminium[4]	Mt	**0.85**	+2%	**3.38**	+3%	**3.25 - 3.45** (at upper end)
Copper (consolidated basis)	kt	**240**	+5%	**883**	+11%	**860 - 875**
Titanium dioxide slag	Mt	**0.2**	-6%	**1.0**	-2%	**1.0 - 1.2** (at lower end)
Boric oxide equivalent	Mt	**0.1**	-6%	**0.5**	0%	**~0.5**

[1] Copper equivalent volume = Rio Tinto's share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. [2] Rio Tinto share unless otherwise stated. [3] Iron Ore Company of Canada.[4] Includes primary aluminium only.

Rio Tinto | Fourth quarter operations review

1

2. Guidance

Production guidance

- 2025 guidance: met or exceeded for our Product Groups.
- 2026 guidance[1]: unchanged from Capital Markets Day 2025 disclosures, as shown in the table below.

Production and sales[2]	Units	2026 guidance[1]
Total iron ore sales	Mt[4]	**343 - 366**
Pilbara sales[3] (100% basis)	Mt[4]	**323 - 338**
Simandou sales (100% basis)	Mt[4]	**5 - 10**
IOC[5] sales (100% basis)	Mt[4]	**15 - 18**
Copper production (consolidated)[6]	kt	**800 - 870**
Aluminium & Lithium		
Bauxite production	Mt	**58 - 61**
Alumina production[7]	Mt	**7.6 - 8.0**
Aluminium production[8]	Mt	**3.25 - 3.45**
Lithium, LCE production	kt	**61 - 64**

[1] Guidance remains subject to weather impacts. [2] Rio Tinto share unless otherwise stated. Our strategic reviews are advancing as planned, with the next phase focused on identifying the best path to unlock value. As such, we will no longer provide production guidance for Iron & Titanium, and Borates, while this process is underway. [3] Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances. [4] Wet metric tonnes. [5] Iron Ore Company of Canada. [6] Circa 10% YoY growth from operated assets. [7] QAL production now included on a 100% basis for guidance. [8] Includes primary aluminium only.

Unit cost guidance

- 2025 unit cost performance and 2026 guidance will be given in the 2025 full year results release on 19 February 2026.

3. Group financial update

Expenditure on exploration and evaluation

- Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2025 was $795 million, compared with $935 million in 2024. Approximately 40% of the spend was by Copper, 32% by central exploration, 19% by Iron Ore (which includes Iron Ore Company of Canada), 8% by other operations and 1% by Aluminium & Lithium. Qualifying expenditure on the Rincon project has been capitalised since 1 July 2024, accounting for most of the decrease in expense.

Rio Tinto | Fourth quarter operations review 2

4. Our markets Global economy: remains resilient despite persistent shocks and quarterly growth slowing, reflecting fading front-loaded trade flows and restrictive monetary stances in several economies. Inflationary pressures continue to ease globally. Chinese economy: continues to be driven by production and exports, while investment and consumption moderated in Q4 and the property market remains weak. Policy priorities include advanced manufacturing, technology innovation and green transition, while near-term stimulus remains modest beyond infrastructure support. Trade diversification continues and export composition is shifting towards intermediate and capital goods, semiconductors and EV value chains, alongside offshore manufacturing investments. US economy: showed resilience despite Q4 government shutdown. Financial conditions have loosened as borrowing costs declined, credit spreads narrowed and equity markets strengthened, all of which have supported financing activity and bolstered business and household confidence. Iron ore • China’s domestic steel consumption was stable QoQ, while its net export run-rates (including semi- finished steel) remained well above 120Mtpa. • Total seaborne iron ore shipments rose 4% QoQ and 2% YoY, driven by the non-major producers, whose shipments rose ~10% both QoQ and YoY, while supply from the majors was flat YoY. China’s portside inventories at 47 ports increased by 21Mt during Q4 to 166Mt. Copper • London Metal Exchange (LME) prices surged through Q4 to close the year at a high of $5.67/lb ($12,500/t), driven by US interest rate cuts, positive sentiment around AI-driven electricity demand and continued supply disruptions. • Chicago Mercantile Exchange (CME) prices continued to trade above LME prices, averaging ~10c/lb ($216/t) higher through Q41, due to the risk of copper cathode import tariffs. As a result, the US continues to import more copper than is required to meet demand and CME copper inventories are now above 400kt, compared to 85kt at the end of 2024. • The copper concentrate market remained extremely tight in Q4, with spot treatment and refining charges plunging to -$68/t and the 2026 annual benchmark settling at $0/t, both all-time lows. Aluminium • The LME Q4 average price reached its highest level since Q2 2022, supported by increasing expectations of a tighter global aluminium balance in H1 2026, a weaker US dollar and rally in copper prices. Global primary aluminium production showed marginal growth in the first eleven months of 2025, which, coupled with low inventory levels, provided upward momentum to the price. • In Q4, the US aluminium market premium reached its highest level, on a duty-paid basis, while on a duty-unpaid basis reached the maximum since Q2 2022, on lower levels of imports, the return of contango on LME and continuous de-stocking. European market premiums rose with some demand front-loading before the Carbon Border Adjustment Mechanism (CBAM) definitive phase, while Japan’s market premium began recovering on anticipated supply tightening. • Australian FOB alumina prices continued to fall in Q4 due to higher production in Indonesia and China, and elevated stock levels in China. Refineries in the upper quartile of the cost curve are unprofitable at current price levels, based on third-party data. • Chinese bauxite spot import prices continued to decline in Q4 on higher seaborne supply to China, primarily from Guinea, where idled mines show signs of restarting at the end of the wet season. Lithium • The lithium carbonate price increased 55% in Q4 fuelled by growing optimism for battery energy storage systems demand and strong shipment activity out of China. Global electric vehicle sales continued to grow at a rapid pace, reinforcing confidence in the sector. This momentum has prompted broad upgrades to lithium demand expectations. 1 CME front month vs LME cash price. Rio Tinto | Fourth quarter operations review 3

Borates

- Market price was stable in Q4, with supply and demand balanced following market disruptions earlier in the year. Demand in China and the USA continued to be stable.

Titanium dioxide

- Demand across key TiO_2 downstream sectors remained soft amid persistent macro headwinds, particularly in property and construction. Elevated inventories and ongoing margin pressures have compelled pigment producers to scale back TiO_2 feedstock purchases. Following weak demand, some TiO_2 feedstock supply was curtailed in 2025; supply is estimated to have declined ~5% year-on-year.

Index prices	**Start of Q4 (01/10/25)**	**End of Q4 (31/12/25)**	***% change Start - End Q4***	**Q3 2025 average**	**Q4 2025 average**	***% change QoQ***	***2024 average***	***2025 average***	***% change YoY***
Iron ore ($/dmt CFR China)[1]	104	109	**+5 %**	102	106	**+4 %**	109	102	**-6%**
Copper (LME spot, c/lb)	466	567	**+22 %**	444	503	**+13 %**	415	451	**+9%**
Aluminium (LME spot, $/t)	2,684	2,968	**+11 %**	2,618	2,827	**+8 %**	2,419	2,632	**+9%**
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[2]	9,380	14,500	**+55 %**	9,042	10,534	**+17 %**	13,083	9,451	**-28%**

[1] Monthly average Platts (CFR) index for 62% iron fines. This is reflective of the pricing basis before we introduced the new product strategy (see Iron Ore section for further details).
[2] Fastmarkets index for Lithium carbonate min 99.5% Li_2CO_3 battery grade.

Average realised prices achieved for our major commodities

	Units	**H1 2025**	**H2 2025**	**2025**	**2024**
Pilbara iron ore	FOB, $/wmt	82.5	**83.1**	**82.8**	89.6
Pilbara iron ore[1]	FOB, $/dmt	89.7	**90.3**	**90.0**	97.4
Aluminium[2]	Metal $/t	3,125	**3,504**	**3,318**	2,834
Copper[3]	US c/lb	436	**479**	**457**	422
IOC pellets	FOB $/wmt	130	**121**	**126**	144

[1] Assuming 8% moisture.
[2] LME plus all-in premiums (product and market). The US Midwest premium adapted to tariff levels in 2025, fully compensating for the 50% tariff after an initial period. Tariff costs are shown on page 9.
[3] Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in 2025 by $758 million (2024 negative impact of $92 million).

Rio Tinto | Fourth quarter operations review 4

5. Iron Ore

Pilbara operations

Rio Tinto share of production (Wet million tonnes)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Pilbara Blend and SP10 Lump[1]	25.6	+9%	+6%	92.1	+6%
Pilbara Blend and SP10 Fines[1]	36.0	+2%	+8%	130.2	0%
Robe Valley Lump	1.7	-8%	+1%	6.6	+2%
Robe Valley Fines	2.4	-12%	+25%	8.6	-17%
Yandicoogina Fines (HIY)	11.7	+12%	+8%	42.8	-5%
Total Pilbara production	77.3	+5%	+8%	280.3	+1%
Total Pilbara production (100% basis)	89.7	+4%	+7%	327.3	0%

Rio Tinto share of shipments (Wet million tonnes)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Pilbara Blend Lump	19.1	+46%	+8%	57.7	+10%
Pilbara Blend Fines	34.6	+48%	+4%	108.3	+11%
Robe Valley Lump	1.4	-9%	+3%	5.2	0%
Robe Valley Fines	2.6	-14%	+17%	9.7	-17%
Yandicoogina Fines (HIY)	12.4	+17%	+15%	43.2	-6%
SP10 Lump[1]	3.6	-50%	+24%	23.0	+2%
SP10 Fines[1]	5.0	-63%	+58%	32.0	-22%
Total Pilbara shipments[2]	78.7	+9%	+10%	279.1	+1%
Total Pilbara shipments (100% basis)[2]	91.3	+7%	+8%	326.2	-1%
Total Pilbara shipments (consolidated basis)[2, 3]	80.6	+9%	+10%	286.5	+1%

Production figures are sometimes more precise than the rounded numbers shown, hence small rounding differences may appear.
[1] SP10 includes other lower grade products.
[2] Shipments includes material shipped from the Pilbara to our portside trading facility in China which may not be sold onwards by the group in the same period.
[3] While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

- **Q4 production:** Record quarterly run rate of around 360 Mtpa driven by continued investment in mine health and productivity, and favourable weather.
- **Q4 shipments:** Record quarterly run rate of around 360 Mtpa supported by strong rail and port outload performance.
- **Product strategy:** SP10 sales were 10.5 Mt (100% basis) in Q4, a 50% reduction year-on-year, reflecting the ongoing execution of the new product strategy.
- **Agreement Modernisation:**
    - We signed an updated Agreement with the Nyiyaparli People to strengthen ways of working together, deliver long-term benefits for the Nyiyaparli People, and provide Rio Tinto with a clear framework for engaging on mine development on Nyiyaparli Country.
    - We also signed an Interim Modernised Agreement with the Yinhawangka People, establishing a pathway to a fuller modernised agreement that will govern how Rio Tinto operates on Yinhawangka Country for the long term.
- **Full year:** Mine operations bounced back from the cyclone impacts in Q1, achieving record rates since April and resulting in Pilbara mine production of 327.3 Mt (100% basis), stable year-on-year. With the cyclone recovery constraining the ports for most of H1, strong mine performance created surplus stocks enabling record shipping in H2. This allowed the system to recover 9 of the 13 Mt of cyclone losses; full year shipments were 326.2 Mt (100% basis), 1% lower year-on-year.

Rio Tinto | Fourth quarter operations review 5

- **Unlocking additional value from existing infrastructure:**
    - We reached an agreement with our Hope Downs Joint Venture partner to access an additional 400 Mt[1] of Resource utilising existing infrastructure.
    - We announced we are exploring opportunities with BHP to mine up to 200 Mt of iron ore at our neighbouring Yandicoogina and Yandi iron ore operations to extend mine life and create additional value.
- **Q4 sales**: 10% of sales priced by reference to the prior quarter's average index lagged by one month:
    - remainder sold either on current quarter average, month average or on the spot market.
    - 25% of sales were made on a free on board (FOB) basis, with remainder sold including freight.
- **Q4 portside sales in China:** 2.0 Mt (9.5 Mt in Q4 2024)
    - 95% of our portside sales were either screened or blended in Chinese ports.
    - End-December inventory levels at portside were 6.4 Mt, including 3.3 Mt of Pilbara product.
- Achieved average pricing in 2025 was $82.8 per wet metric tonne ($89.6 in 2024) on an FOB basis (equivalent to $90.0 per dry metric tonne, with an 8% moisture assumption). This compares to the average price for the monthly average Platts index for 62% iron fines converted to a FOB basis of $92.5 per dry metric tonne.

[1] The approximately 400 Mt is part of the Texas East deposit and was included in the Mineral Resources reported in accordance with the JORC Code and the ASX Listing Rules in Rio Tinto's 2024 Annual Report released to the ASX on 20 February 2025 and available at riotinto.com. This 400 Mt comprises approximately 5% of the 5.8 Bt @ 62.4% Fe Inferred Mineral Resources of Brockman Ore and approximately 4% of the 2.6 Bt @ 56.7% Fe Inferred Mineral Resources of Brockman Process Ore. The Competent Persons responsible for the information in in the 2024 Annual Report that relates to Brockman Mineral Resources and Brockman Process Ore Mineral Resources are Natalie Brajkovich, Malcom Judge, Elizabeth Barron, each a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and Phil Savory, a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM). Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2024 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2024 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons' findings are presented have not been materially modified. Mineral Resources are reported exclusive of Ore Reserves. Mineral Resources are reported on a 100% basis.

Iron Ore Company of Canada (IOC)

Production (Wet million tonnes)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Iron ore pellets and concentrate (Rio Tinto Share)	2.2	-14%	-7%	9.3	-1%
Iron ore pellets and concentrate (100%)	3.7	-14%	-7%	15.9	-1%

- **Q4 production:** lower due to pit health and mine equipment reliability challenges which resulted in reduced ore feed to the concentrator.
- **Q4 sales:** volumes reflect lower concentrator feed.
- **Rail infrastructure:** annual rail haulage set a record at 37.8 Mt, 4% higher than in 2024, driven by continued operational improvements to meet increasing third party demand and IOC material.

Rio Tinto | Fourth quarter operations review 6

Simandou

Rio Tinto production (Wet million tonnes)[1, 2]	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Fines production (Rio Tinto share)	**1.0**	NA	NA	**1.0**	NA
Fines production (100%)	**2.3**	NA	NA	**2.3**	NA

[1] Simandou production represents crushed ore at the SimFer mine gate before train loading.
[2] Simandou sales will represent ore which has been through tertiary crushing in China. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China.

- **Q4:** First ore from the SimFer mine commenced train loading in October, with first shipment from the WCS port in December 2025.
- As reported in Q3, stockpiles have continued to build at the SimFer mine gate, as expected. In total, 2.3 Mt of crushed iron ore was produced in 2025 (100% SimFer), using temporary crushers, with ~2.1 Mt of crushed ore stockpiled at the mine gate at the end of Q4, ready for loading.

Rio Tinto | Fourth quarter operations review 7

6. Aluminium & Lithium

Aluminium

Rio Tinto share of production ('000 tonnes)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Bauxite	15,397	0%	-6%	62,400	+6%
Bauxite third party shipments	10,532	-1%	-9%	43,087	+5%
Alumina[1]	1,969	-1%	+4%	7,593	+4%
Aluminium	852	+2%	-1%	3,380	+3%
Recycled aluminium	62	+7%	-9%	269	+2%

[1] *As stated in Q1 2025, following sanction measures by the Australian Government, Rio Tinto has taken on 100% of capacity of Queensland Alumina Limited (QAL). With the end of the QAL participation agreement at the end of December 2024, QAL and Rio Tinto have entered into a new two-year tolling agreement for 100% of the capacity, effectively making QAL a tolling entity exclusively for Rio Tinto. This additional output is excluded from the production tables in this report for 2025; however, we will be including the additional output from 2026 and reporting QAL on a 100% basis.*

Bauxite

- **Q4**: production remained robust after a record Q3, with Amrun sustaining its high plant utilisation rates. Lower production at Gove due to scheduled maintenance.
- **Full year 2025:** new annual production record of 62.4 Mt reflected the ongoing uplift from the Safe Production System and stable operating performance.

Alumina

- **Q4:** operations performed well with improving plant performance at Yarwun and Alumar delivering solid results. Vaudreuil returned to normal operations post a planned shutdown in Q3.
- At Yarwun, we announced that we will reduce production by 40% from October 2026, to extend the operation's life until 2035 and allow time to explore further life-extension and modernisation options.

Aluminium

- **Q4:** solid performance as the group continued to adapt to market and supply chain dynamics, maintaining output near historical highs.
  - **NZAS**: achieved full production rates in Q4, after operations ramped up in Q3 post the call from Meridian Energy to reduce electricity usage by 50MW which ended on 15 June 2025.
  - **Kitimat**: stable production despite operating with fewer pots than targeted, as we continue to adapt to effects of lower water levels.
- At the Bell Bay smelter in Tasmania, we secured a one year extension (to 31 December 2026) of our hydro power supply contract in October 2025 (as announced at our Capital Markets Day 2025). We continue regular discussions and engagement with Hydro Tasmania and both Tasmanian and Federal Governments to secure a new power agreement.

$/tonne	2025	2024	2025 vs 2024
Average realised prices including premiums for value-added products (VAP)	3,318	2,834	+17%
Average LME price	2,632	2,419	+9%
Average product premiums for VAP sales[1]	336	295	+14%

[1] *Our VAP sales were 42% of primary metal sold in 2025 (2024: 46%).*

Rio Tinto | Fourth quarter operations review 8

	H1 2025	H2 2025	2025
Total RTA shipments - US destination, kt	723	**630**	**1,353**
Total RTA tariff cost, $m	321	**709**	**1,030**
Average mid-west premium duty paid[1], $/tonne	855	**1,731**	**1,301**
Average realised tariff costs - US destination, $/tonne	444	**1,126**	**761**

[1] Mid-west premium duty paid applies to approximately 50% of our total volumes in 2025 (59% in 2024). The US Midwest premium adapted to tariffs level in 2025, fully compensating for the 50% tariff after an initial period.

Recycled aluminium

- **YoY:** solid performance with stable demand for recycled products, as US volumes remained robust and Canadian shipments were stabilising.

Lithium

Rio Tinto share of production ('000 tonnes)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Total lithium carbonate equivalent (LCE) production[1,2]	**15**	NA	+23%	**57**	NA

[1] LCE is derived from lithium carbonate, lithium chloride and spodumene concentrate. These compounds are used as feedstock in downstream production.
[2] Q1 2025 LCE production from Arcadium was 17kt of which 6kt was produced since completion of the acquisition in March. Accordingly of the 57kt LCE production in 2025, 46kt was attributable to Rio Tinto.

- **Q4:** strong operational performance.
  - **Lithium hydroxide:** output rose as Bessemer City achieved record quarterly production.
  - **Lithium carbonate:** record quarterly production at both Fenix and Olaroz attributed to solid operational performance and seasonality uplift (with Q4 being the highest solar evaporation period).
    - **Fenix** operated at full capacity (versus Q3 scheduled maintenance). Expansion 1A (with mechanical evaporation) completed its ramp-up as planned and was operating at full capacity in Q4.
    - **Olaroz** stage 1 ran at full capacity as planned, and stage 2 performed in line with expectations.

Rio Tinto | Fourth quarter operations review 9

7. Copper

Rio Tinto production[1] ('000 tonnes)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Copper					
Kennecott - Refined metal[2]	**38**	-31%	+196%	**134**	-31%
Escondida - Metal in concentrates	**84**	-10%	-5%	**348**	+6%
Escondida - Refined metal	**14**	+5%	0%	**56**	+2%
Oyu Tolgoi - Metal in concentrates	**104**	+57%	+16%	**345**	+61%
Total copper production (consolidated basis[1])	**240**	+5%	+18%	**883**	+11%

[1] Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
[2] We continue to process third party concentrate to optimise smelter utilisation, including 4 thousand tonnes of cathode produced from purchased concentrate in Q4 2025 (39 thousand tonnes for full year 2025). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Kennecott

- **Q4 / YoY:** performance continues to improve as we successfully navigate geotechnical conditions.
  - Higher production in Q4 following the successful completion of the planned 21-day concentrator shutdown in September and 45-day smelter shutdown in mid-October. Higher concentrator throughput and improved grades more than offset reduced recoveries.
  - Lower YoY production of refined metal due to ramp-up through October, following completion of smelter shutdown, and a strong prior year performance.

Escondida

- **Q4:** lower production driven by a reduction in concentrator output and head grades, as a result of mine sequencing, partly offset by further improvement in recoveries.
- **YoY:** lower production driven by a reduction in head grades from mine sequencing, partially offset by higher throughput and recovery rates. Refined copper increased 5%, driven by 11% higher sulphide leach cathode production from irrigation initiatives, partially offset by a 10% decrease in Full SaL[1] cathodes due to a scheduled shutdown.

Oyu Tolgoi

- **Q4:** we achieved another record quarter for copper production following the successful planned concentrator shutdown in September. Higher production was driven by the continued underground ramp-up, higher head grades and recovery rates. Underground material movement achieved record daily throughput of 52ktpd and averaged 42ktpd in December.
- **YoY:** rising contribution from higher grade underground material, supported by the now fully operational conveyor to surface, combined with higher grade from the open pit. Full year copper production increased by 61% YoY, with a 121% increase in gold.
- Ramp-up remains on track to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036[2].
- Continuing engagement with Government of Mongolia including for the Entrée licence transfer. We maintain flexibility and options in the mine plan, including bringing Panel 1 or Panel 2 South into production first, depending on the timing of the licence transfer.

[1] Full SaL is a processing technology that allows the extraction of copper using chlorine-assisted leaching predominantly for sulphidic material. [2] The ~500 thousand tonnes per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.

Rio Tinto | Fourth quarter operations review 10

8. Borates, TiO_2 and diamonds

Rio Tinto share of production ('000 tonnes)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Borates - B_2O_3 content	**124**	-6%	-3%	**502**	0%
Titanium dioxide slag - TiO_2	**222**	-6%	-15%	**975**	-2%

Rio Tinto share of production ('000 carats)	Q4 2025	vs Q4 2024	vs Q3 2025	2025	vs 2024
Diamonds	**1,112**	+43%	-2%	**4,429**	+61%

As announced on 27 August 2025, our Borates and Iron & Titanium businesses have now moved to the Chief Commercial Officer's portfolio for strategic review. The next phase is focused on testing the market for these assets. Throughout this review process, we will continue to focus on running these businesses safely and profitably to meet customer commitments.

Borates

- **Q4:** Lower operating rates due to planned maintenance which is now complete.
- **YoY**: Stable operating performance.

Iron & Titanium

- **Q4:** Aligned production to market demand. We continue to operate six (of nine) furnaces in Quebec and three (of four) furnaces at Richards Bay Minerals.

Rio Tinto | Fourth quarter operations review 11

9. Capital Projects

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Western Range **Location:** WA, Australia **Ownership:** Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%) **Capacity:** 25 Mtpa **Approval:** Sept 2022 **First production:** March 2025 **To note:** The project includes construction of a primary crusher and an 18 kilometre conveyor connection to the Paraburdoo processing plant.	$1.3bn (Rio Tinto share)[1]	• Planned production ramp-up through 2026.
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** March 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA.	$1.8bn	• Bulk earthworks progressed during the quarter. • Major contract for fixed plant construction awarded in Q4.
Project: Hope Downs 2 (incl. Bedded Hilltop) **Location:** WA, Australia **Ownership:** Rio Tinto (50%) and Hancock Prospecting (50%) **Capacity:** 31 Mtpa **Approval:** June 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	• Main construction activities continue to progress in line with plan, including bulk earthworks clearing and installation of tunnel segments over the rail line.
Project: West Angelas Sustaining **Location:** WA, Australia **Ownership:** Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel (14%) **Capacity:** 35 Mtpa **Approval:** October 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the West Angelas hub in WA.	$0.4bn (Rio Tinto share)	• State Agreement approvals were received in October 2025, allowing mobilisation and the start of construction activities in November.

Rio Tinto | Fourth quarter operations review 12

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa[2] (27 Mtpa RT share) **Approval:** July 2024 **Start date:** first shipment in December 2025 **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[3] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 Mtpa of iron ore mined by SimFer's and WCS's respective mining concessions.[4] The SimFer joint venture[5] will develop, own and operate a 60 Mtpa[2] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• We **achieved first ore shipment** in December. Ore is being railed from the SimFer mine to the main rail line via the SimFer rail spur and shipped through the WCS port while construction of the SimFer port is finalised. This marks the start of commissioning tests of the common rail to port infrastructure. Commissioning of the common rail to port infrastructure will be a complex process, and once complete, around the end of Q1 2026, we expect a 30 month ramp-up to full capacity. • **Non-managed infrastructure** - our partners confirm that construction is progressing well and is on track. • **SimFer mine[5] is progressing to plan**, with 62% completed - bulk earthworks and permanent process facilities construction continue. First ore is expected through the permanent crushing facilities in H2 2026, on schedule and aligned with plan. Ore continues to be crushed and stockpiled through the temporary crushers. • **SimFer rail spur is mechanically complete and in operation**. Full rail commissioning is targeted for Q1 2026. • **SimFer port continues to advance ahead of plan**, with 66% completed - fabrication of the transhipment vessels (TSV) is continuing with first TSV under-construction successfully launched on 30 December 2025 in China. SimFer port commissioning expected in Q1 2027. • **Workforce** across all the SimFer scope of mine, rail and port has reached 26,700 with 82% Guinean participation.
Aluminium		
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Planned start date:** First hot metal and commissioning is expected by Q1 2026, smelter fully ramped up by end of 2026. **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which has been rescheduled to open in Q4 2026 (previously Q4 2025).	$1.3bn	• **Construction activities progressed to plan**, with lining and pot-to-pot module installations completed in both buildings. Energisation of the first substations successfully completed. • First hot metal and commissioning remains **on track** to be completed by Q1 2026.
Lithium		
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 60ktpa (battery grade lithium carbonate) **Approval:** December 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3ktpa starter plant and 57ktpa expansion program. The mine is expected to have a 40-year[6] life and operate in the first quartile of the cost curve.	$2.5bn	• **Starter plant:** commissioning completed and start-up in progress, aiming to reach full capacity by end 2026. • **Construction of full scale plant remains on track.** • **Site infrastructure:** concrete batch plant commenced operations in October, supporting first concrete pour for the process plant and launch of the 12-month concrete program.

Rio Tinto | Fourth quarter operations review 13

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Lithium		
Project: Fenix expansion (1B) **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 10ktpa LCE (battery grade lithium carbonate) **Planned first production:** H2 2026 **To note:** product is carbonate, chloride	$0.7bn	• Project is mechanically complete with commissioning at 60%. • First production remains on track for H2 2026.
Project: Sal de Vida **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 15ktpa LCE **Planned first production:** H2 2026 **To note:** product is carbonate	$0.7bn	• Project is mechanically complete with commissioning at 40%. • First production remains on track for H2 2026.
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Rio Tinto (50%), Investissement Québec (50%) **Capacity:** 28ktpa LCE (100%) **Planned first production:** 2028 **To note:** product is integrated lithium hydroxide.	$1.1bn (Rio Tinto share)	• Project work progresses at **Bécancour hydroxide plant** in Quebec. Engineering is now complete with construction at 60%. Commissioning planned to commence in 2026 ahead of first production in 2028. • **Whabouchi and Galaxy mines:** we are undertaking a strategic business and capital discipline review with our partners in Canada to decide which of the two mines we will develop. We expect to make a decision in the first half of 2026, to ensure an integrated solution for spodumene supply to Bécancour is available by 2028.
Copper		
Project: Oyu Tolgoi underground mine **Location:** Mongolia **Ownership:** Rio Tinto (66%), Government of Mongolia (34%) **Capacity:** from both the open pit and underground mines, average of ~500kt[7] per year from 2028 to 2036. **Approval:** 2016 **First production:** 2024, ramp-up till 2028 **To note:** Oyu Tolgoi is set to become the world's 4th largest copper mine by 2030	$7.06bn	• Underground project development completed during Q4. • Following the completion of the concentrator conversion and Primary Crusher #2 in Q3, efforts during this period focused on closeout and demobilisation activities. These works are progressing as planned. • Project remains focused on safe handover to operations.
Project: Kennecott open pit extension **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS) underground development[8] **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Capacity:** around 250 kt through to 2033[9] **Approval:** June 2023 **First production:** Q4 2025 **To note:** Original approval for $0.5bn with a further $0.1bn approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• First production from NRS occurred in December 2025 with ramp up from main stoping ramp sequence in Q1 2026.

Rio Tinto | Fourth quarter operations review 14

1. Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades. 2. The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. 3. WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%. 4. WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines. 5. SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations. 6. The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60ktpa is comprised of 3ktpa starter plant, 50ktpa full scale plant and 7ktpa additional optimisation. 7. The ~500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed. 8. The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves. 9. The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed. Rio Tinto | Fourth quarter operations review 15

10. Future Projects Project Status Iron Ore: Pilbara brownfields Location: WA, Australia Ownership: Rio Tinto (100%) Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years. • Four of the five major replacement mines are currently ramping up or under construction. • The Greater Nammuldi extension project continues to be optimised with a pathway to first ore in 20281. Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%)2 Capacity: 40 to 50 Mtpa First ore: end of decade To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa, and is scheduled to commence in Q1 2026 and expected to conclude in 2029. The development will use Rio Tinto’s rail, port and power infrastructure. Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Ore Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors. • In December 2025, the Rhodes Ridge Joint Venture approved a $191 million (Rio Tinto share $96 million) feasibility study to progress development of the first phase of the project. • The joint venture partners (Rio Tinto 50%, Mitsui 40% and AMB Holdings 10%) intend to invest a further $146 million on exploration between 2026 and 2028 as part of ongoing study phases. • The feasibility study is expected to conclude in 2029. Aluminium: Arctial partnership Location: Finland To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry- leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • Arctial JV was formally established in Q2 2025 and a pre- feasibility study and environmental impact assessment study were conducted during the remainder of 2025. • The JV partners will review the outcome of those studies and are expected to consider next steps for further development of the project during Q1 2026. Lithium Location: Argentina • Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs. Location: Atacama region, Chile To note: • Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project. • Binding agreement with ENAMI to form a JV to develop the Salares Altoandinos project. • Expected agreement closure dates: H1 2026 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions. Location: Serbia Ownership: Rio Tinto (100%) To note: Development of the greenfield Jadar lithium-borates project in Serbia to include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant. • Project has been moved to care and maintenance. Rio Tinto | Fourth quarter operations review 16

Project Status Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • On 20 June 2025, the United States Forest Service (USFS) republished the Final Environmental Impact Statement (FEIS) and draft Record of Decision (ROD). Absent a Court order, this publication would have enabled completion of the congressionally mandated land exchange between Resolution Copper and the federal government. But, on 18 August 2025, as the land exchange neared completion, the Ninth Circuit Court of Appeals issued an administrative order to enjoin the land exchange. • Oral arguments in the Ninth Circuit Court of Appeals were completed on 7 January 2026. A decision is anticipated in 2026. • Resolution continues to seek to demonstrate to the Courts why the land exchange should proceed as directed by Congress. The land exchange will enable further underground mine development and place thousands of acres of ecologically and culturally significant land into permanent conservation. Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%) To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority. • The Joint Venture agreement with SMM was completed on schedule in Q4. • The pre-feasibility study with an initial processing capacity development of up to 10 Mtpa was also completed in Q4. • The project has advanced to a feasibility study, which is currently in progress and scheduled for completion by the end of 2026. • The Environmental Review Document has been submitted to the Western Australian EPA for assessment in collaboration and support with both Traditional Owner Groups. Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • Evaluation of drill results is underway - results are expected in Q1 2026. • Progressing the feasibility study. 1 All necessary State and Federal Government approvals have been received. The project is still subject to Traditional Owner consultation. 2 Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB. Rio Tinto | Fourth quarter operations review 17

11. Exploration and evaluation Commodities Advanced projects Greenfield/ Brownfield programs QoQ change Iron Ore Pilbara, Australia Greenfield and Brownfield: Pilbara, Australia NA Bauxite Greenfield: Australia NA Lithium Greenfield: Australia, Canada and Rwanda Chile and Finland removed Copper Nuevo Cobre, Chile Comita, Colombia Greenfield: Angola, Australia, Chile, China, Colombia, Kazakhstan, Laos, Peru, Papua New Guinea, Serbia*, USA and Zambia NA Other Chiri, Angola (diamonds) Kasiya*, Malawi (titanium) Texas (potash), Canada, removed from Advanced projects * Non-operated. • Overall, Rio Tinto has a strong portfolio of exploration projects with activity in 15 countries across six commodities. During 2025, the portfolio has been further simplified, including decisions to cease exploration activity in Brazil and Finland, and any lithium exploration projects without remaining commitments. Rio Tinto | Fourth quarter operations review 18

12. Fourth quarter public releases 1 October 2025 | Notification of potential retirement of Gladstone Power Station 7 October 2025 | Robe River Joint Venture to invest $733 million to extend West Angelas iron ore mine in Western Australia 14 October 2025 | Rio Tinto donates $1 million to support flood relief efforts in Arizona 24 October 2025 | Rio Tinto Board changes 27 October 2025 | Rio Tinto and China’s State Power Investment Corporation launch battery swap truck trial fleet at Oyu Tolgoi mine 28 October 2025 | Tomago Aluminium begins employee consultation on future operations 28 October 2025 | Rio Tinto IOC invests in equitable access to healthcare with $50,000 donation to Hope Air 1 November 2025 | Rio Tinto and Canada Growth Fund announce transaction to advance Canadian production of scandium 11 November 2025 | Simandou partners celebrate start of operations 13 November 2025 | ELYSIS achieves breakthrough with commercial-size cell: a first in aluminium production using the inert anode technology 14 November 2025 | Rio Tinto signs new wind power deal for Kennecott 17 November 2025 | Rio Tinto partners with Calix to test low-emissions steel making in Western Australia, pauses BioIron 18 November 2025 | Rio Tinto to reduce production at Yarwun Alumina Refinery to extend operational life 25 November 2025 | Rio Tinto strengthens support for organisations responding to gender-based violence across Canada 2 December 2025 | Karlka Nyiyaparli Aboriginal Corporation and Rio Tinto sign updated Native Title Agreement 4 December 2025 | Stronger, sharper and simpler Rio Tinto to deliver leading returns 4 December 2025 | Rio Tinto’s Nuton technology produces first copper 5 December 2025 | BHP and Rio Tinto welcome first Caterpillar battery-electric haul trucks to the Pilbara 8 December 2025 | Lithium Deep Dive and site visit, Argentina 8 December 2025 | Rio Tinto’s first Pilbara-made rail car built by Gemco in Karratha 12 December 2025 | Yinhawangka Aboriginal Corporation and Rio Tinto sign Interim Modernised Agreement 12 December 2025 | Tomago Aluminium welcomes continued collaboration on future operations 16 December 2025 | Rhodes Ridge Joint Venture partners begin $191 million feasibility study on up to 50Mtpa Pilbara iron ore mine 8 January 2026 | Statement regarding Glencore plc (“Glencore”) 15 January 2026 | Rio Tinto and BHP explore collaboration to mine up to 200 million tonnes of Pilbara iron ore 15 January 2026 | Rio Tinto and Amazon Web Services collaborate to bring low-carbon Nuton copper to U.S. data centres Rio Tinto | Fourth quarter operations review 19

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State Forward-looking statement This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. A discussion of the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements can be found in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of the risk factors discussed in such documents, and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Rio Tinto | Fourth quarter operations review 20

Rio Tinto production summary

Rio Tinto share of production

		Quarter					Full Year		% change		
		Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**	Q4 25 vs Q4 24	Q4 25 vs Q3 25	2025 vs 2024
Principal commodities											
Alumina	**('000 t)**	1,992	1,921	1,815	1,888	**1,969**	7,303	**7,593**	-1%	+4%	+4%
Aluminium (Primary)	**('000 t)**	837	829	842	857	**852**	3,296	**3,380**	+2%	-1%	+3%
Bauxite	**('000 t)**	15,412	14,966	15,644	16,392	**15,397**	58,653	**62,400**	0%	-6%	+6%
Borates	**('000 t)**	132	117	132	128	**124**	504	**502**	-6%	-3%	0%
Copper (consolidated)	**('000 t)**	228	210	229	204	**240**	793	**883**	+5%	+18%	+11%
Iron Ore (a)	**('000 t)**	76,102	62,408	73,548	74,168	**79,492**	287,676	**289,616**	+4%	+7%	+1%
Lithium carbonate equivalent (LCE)	**('000 t)**	NA	17 (c)	12	13	**15**	NA	**57**	NA	+23%	NA
Titanium dioxide slag	**('000 t)**	235	223	269	261	**222**	990	**975**	-6%	-15%	-2%
Other Metals & Minerals											
Diamonds	**('000 cts)**	775	942	1,238	1,137	**1,112**	2,759	**4,429**	+43%	-2%	+61%
Gold - mined	**('000 oz)**	79.0	78.7	112.9	120.8	**151.9**	282.0	**464.3**	+92%	+26%	+65%
Gold - refined	**('000 oz)**	43.1	34.0	32.1	19.4	**31.3**	143.8	**116.7**	-28%	+61%	-19%
Molybdenum	**('000 t)**	0.8	1.0	1.1	1.3	**1.7**	2.6	**5.1**	+101%	+29%	+95%
Salt	**('000 t)**	1,347	836	1,375	1,197	**1,342**	5,823	**4,750**	0%	+12%	-18%
Silver - mined	**('000 oz)**	1,144	1,159	1,474	1,233	**1,650**	4,236	**5,516**	+44%	+34%	+30%
Silver - refined	**('000 oz)**	766	635	509	254	**439**	2,314	**1,838**	-43%	+73%	-21%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page or reported for the first time. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.
(a) Iron Ore production refers to saleable production, after crushing, screening and beneficiation processes. This, therefore, excludes Simandou production in 2025 which represents crushed ore at the mine gate. Final crushing of Simandou ore will initially be undertaken in China.

Rio Tinto | Fourth quarter operations review 21

Rio Tinto share of production Rio Tinto interest Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 2024 2025 ALUMINA Production ('000 tonnes) Jonquière (Vaudreuil) 100% 350 355 340 323 351 1,353 1,370 Jonquière (Vaudreuil) specialty Alumina plant 100% 26 25 30 26 29 111 110 Queensland Alumina 80% 737 685 699 697 710 2,707 2,791 São Luis (Alumar) 10% 97 90 93 98 98 369 380 Yarwun 100% 782 765 653 743 781 2,762 2,943 Rio Tinto total alumina production 1,992 1,921 1,815 1,888 1,969 7,303 7,593 ALUMINIUM Primary production ('000 tonnes) Australia - Bell Bay 100% 47 46 48 49 48 187 190 Australia - Boyne Island (a) 74% 93 92 92 94 93 318 370 Australia - Tomago 52% 77 72 73 75 76 302 296 Canada - six wholly owned 100% 398 387 392 397 386 1,597 1,561 Canada - Alouette (Sept-Îles) 40% 64 62 62 60 63 253 247 Canada - Bécancour 25% 30 28 30 30 30 119 118 Iceland - ISAL (Reykjavik) 100% 51 48 51 51 52 202 203 New Zealand - Tiwai Point (b) 100% 59 74 75 82 83 239 315 Oman - Sohar 20% 20 20 20 20 20 80 80 Rio Tinto total primary aluminium production 837 829 842 857 852 3,296 3,380 Recycled production ('000 tonnes) Matalco 50% 58 66 74 68 62 264 269 Rio Tinto total recycled aluminium production 58 66 74 68 62 264 269 (a) On 1 November 2024, Rio Tinto’s ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024. (b) On 1 November 2024, Rio Tinto’s ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024. BAUXITE Production ('000 tonnes) (a) Gove 100% 3,372 3,141 3,303 3,244 3,040 12,721 12,729 Porto Trombetas 22% 623 519 676 690 659 2,535 2,543 Sangaredi (b) 1,571 2,290 2,028 1,671 1,676 6,319 7,665 Weipa 100% 9,846 9,017 9,637 10,788 10,021 37,078 39,464 Rio Tinto total bauxite production 15,412 14,966 15,644 16,392 15,397 58,653 62,400 (a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets. (b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production. Rio Tinto | Fourth quarter operations review 22

Rio Tinto share of production

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
BORATES								
Production ('000 tonnes B_2O_3 content)								
Rio Tinto Borates - borates	100 %	132	117	132	128	**124**	504	**502**
COPPER								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	31.2	27.5	40.7	18.5	**38.4**	123.4	**125.1**
Escondida	30 %	104.8	98.7	96.4	96.7	**89.9**	358.7	**381.7**
Oyu Tolgoi	66 %	43.8	43.0	57.3	58.9	**68.6**	141.9	**227.8**
Rio Tinto total mine production		179.8	169.3	194.4	174.1	**196.9**	624.0	**734.7**
Refined production ('000 tonnes)								
Escondida	30 %	13.3	13.6	14.6	14.0	**14.0**	55.1	**56.1**
Kennecott (b)	100 %	55.4	42.3	39.8	13.0	**38.4**	193.2	**133.6**
Rio Tinto total refined production		68.7	55.9	54.4	27.0	**52.4**	248.3	**189.7**
Copper production – consolidated basis ('000 tonnes)								
Kennecott (b) - Production of refined metal		55.4	42.3	39.8	13.0	**38.4**	193.2	**133.6**
Escondida - Mill production (metal in concentrates) (c)		92.9	88.7	87.3	88.3	**83.9**	329.3	**348.1**
Escondida - Refined production from leach plants		13.3	13.6	14.6	14.0	**14.0**	55.1	**56.1**
Oyu Tolgoi - Metal in concentrates		66.3	65.2	86.8	89.2	**103.9**	215.0	**345.2**
Rio Tinto total production - consolidated basis		228.0	209.8	228.5	204.4	**240.3**	792.6	**883.1**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 4 thousand tonnes of cathode produced from purchased concentrate in Q4 2025 (39 thousand tonnes for full year 2025). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

(c) Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.

Rio Tinto | Fourth quarter operations review 23

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
DIAMONDS								
Production ('000 carats)								
Diavik	100 %	775	942	1,238	1,137	**1,112**	2,759	**4,429**
GOLD								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	24.0	24.7	36.5	19.0	**37.6**	95.2	**117.8**
Escondida	30 %	11.2	13.4	12.1	10.6	**9.6**	50.6	**45.6**
Oyu Tolgoi	66 %	43.8	40.6	64.4	91.2	**104.7**	136.2	**300.9**
Rio Tinto total mine production		79.0	78.7	112.9	120.8	**151.9**	282.0	**464.3**
Refined production ('000 ounces)								
Kennecott (b)	100 %	43.1	34.0	32.1	19.4	**31.3**	143.8	**116.7**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 4 thousand tonnes of cathode produced from purchased concentrate in Q4 2025 (39 thousand tonnes for full year 2025). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Fourth quarter operations review 24

Rio Tinto share of production

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
IRON ORE								
Production ('000 tonnes) (a)								
Hamersley mines	(b)	59,656	49,637	57,422	58,574	**63,972**	224,816	**229,605**
Hope Downs	50 %	5,100	3,608	5,206	4,742	**4,819**	20,978	**18,375**
Iron Ore Company of Canada	59 %	2,532	2,317	2,488	2,348	**2,187**	9,446	**9,339**
Robe River - Pannawonica (Mesas J and A)	53 %	4,549	3,538	3,960	3,588	**4,077**	16,823	**15,163**
Robe River - West Angelas	53 %	4,265	3,308	4,472	4,917	**4,436**	15,612	**17,133**
Rio Tinto iron ore production ('000 tonnes) (a)		76,102	62,408	73,548	74,168	**79,492**	287,676	**289,616**
Breakdown of Production:								
Pilbara Blend and SP10 Lump (c)		23,460	19,385	23,186	24,003	**25,557**	86,634	**92,131**
Pilbara Blend and SP10 Fines (c)		35,158	27,860	32,970	33,357	**35,974**	129,592	**130,160**
Robe Valley Lump		1,825	1,536	1,679	1,663	**1,672**	6,393	**6,551**
Robe Valley Fines		2,723	2,002	2,280	1,924	**2,405**	10,431	**8,612**
Yandicoogina Fines (HIY)		10,402	9,309	10,944	10,873	**11,697**	45,181	**42,822**
Pilbara iron ore production ('000 tonnes)		73,570	60,091	71,060	71,820	**77,305**	278,230	**280,277**
IOC Concentrate		1,062	948	1,179	936	**785**	3,964	**3,848**
IOC Pellets		1,470	1,369	1,309	1,411	**1,402**	5,482	**5,491**
IOC iron ore production ('000 tonnes)		2,532	2,317	2,488	2,348	**2,187**	9,446	**9,339**
Simandou iron ore production ('000 tonnes) (g)	45% (h)	0	0	0	0	**1,023**	0	**1,023**
Breakdown of Shipments:								
Pilbara Blend Lump		13,079	9,775	11,159	17,668	**19,081**	52,626	**57,682**
Pilbara Blend Fines		23,351	18,825	21,520	33,353	**34,602**	97,847	**108,299**
Robe Valley Lump		1,508	1,159	1,385	1,330	**1,371**	5,234	**5,246**
Robe Valley Fines		3,055	2,232	2,638	2,233	**2,615**	11,658	**9,718**
Yandicoogina Fines (HIY)		10,585	9,350	10,636	10,764	**12,421**	45,971	**43,170**
SP10 Lump (c)		7,341	8,117	8,324	2,938	**3,637**	22,601	**23,015**
SP10 Fines (c)		13,421	11,405	12,459	3,155	**4,975**	41,225	**31,994**
Pilbara iron ore shipments ('000 tonnes) (d)		72,341	60,862	68,120	71,441	**78,702**	277,162	**279,125**
Pilbara iron ore shipments - consolidated basis ('000 tonnes) (d) (f)		74,213	62,537	69,985	73,431	**80,586**	284,615	**286,540**
IOC Concentrate		1,140	646	1,276	1,056	**837**	4,515	**3,815**
IOC Pellets		1,357	1,356	1,382	1,306	**1,376**	5,444	**5,420**
IOC Iron ore shipments ('000 tonnes) (d)		2,497	2,001	2,658	2,363	**2,212**	9,959	**9,234**
Rio Tinto iron ore shipments ('000 tonnes) (d)		74,838	62,863	70,778	73,804	**80,914**	287,121	**288,359**
Simandou iron ore sales ('000 tonnes)	45% (h)	0	0	0	0	**0**	0	**0**
Rio Tinto iron ore sales ('000 tonnes) (e)		77,648	64,828	74,335	76,719	**79,702**	293,002	**295,584**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets. Iron Ore production refers to saleable production, after crushing, screening and beneficiation processes. This, therefore, excludes Simandou production in 2025 which represents crushed ore at the mine gate. Final crushing of Simandou ore will initially be undertaken in China.

(b) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(c) SP10 includes other lower grade products.

(d) Shipments includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.

(e) Represents the difference between amounts shipped to portside trading and onward sales from portside trading, and third party volumes sold.

(f) While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

(g) Simandou production represents crushed ore at mine gate in wet metric tonnne. Final crushing initially will be undertaken in China.

(h) Represents the Rio Tinto equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).

Rio Tinto | Fourth quarter operations review 25

Rio Tinto share of production

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
LITHIUM								
Production ('000 tonnes)								
Lithium carbonate	(a)	NA	12	11	11	**14**	NA	**49**
Lithium hydroxide	100 %	NA	4	5	6	**5**	NA	**21**
Spodumene	100 %	NA	34	0	0	0	NA	**34**
Other lithium specialities (LCE)	100 %	NA	1	1	2	**1**	NA	**6**
Total lithium carbonate equivalent (LCE) production (b)		NA	17 (c)	12	13	**15**	NA	**57**

(a) Lithium carbonate quantities reflect Rio Tinto's 66.5% ownership in Olaroz, 100% ownership in Fenix

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis). Full first quarter lithium carbonate equivalent shipments from Arcadium was 12kt (15kt on a 100% basis) of which 4kt was shipped since completion of the acquisition in March (5kt on a 100% basis).

MOLYBDENUM								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	0.8	1.0	1.1	1.3	**1.7**	2.6	**5.1**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

SALT								
Production ('000 tonnes)								
Dampier Salt (a)	68 %	1,347	836	1,375	1,197	**1,342**	5,823	**4,750**

(a) In December 2024, we completed the sale of Dampier Salt Limited's Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.

SILVER								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	377	357	539	282	**556**	1,484	**1,734**
Escondida	30 %	486	536	572	583	**653**	1,813	**2,343**
Oyu Tolgoi	66 %	281	266	363	369	**441**	940	**1,439**
Rio Tinto total mine production		1,144	1,159	1,474	1,233	**1,650**	4,236	**5,516**
Refined production ('000 ounces)								
Kennecott (b)	100 %	766	635	509	254	**439**	2,314	**1,838**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) We continue to process third party concentrate to optimise smelter utilisation, including 4 thousand tonnes of cathode produced from purchased concentrate in Q4 2025 (39 thousand tonnes for full year 2025). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Fourth quarter operations review 26

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
TITANIUM DIOXIDE SLAG								
Production ('000 tonnes)								
Rio Tinto Iron & Titanium (a)	100 %	235	223	269	261	**222**	990	**975**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto percentage interest shown above is at 31 December 2025.

Rio Tinto | Fourth quarter operations review 27

Rio Tinto operational data

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
ALUMINA								
Smelter Grade Alumina - Aluminium Group								
Alumina production ('000 tonnes)								
Australia								
Queensland Alumina Refinery - Queensland	80 %	921	856	874	871	**887**	3,384	**3,488**
Yarwun refinery - Queensland	100 %	782	765	653	743	**781**	2,762	**2,943**
Brazil								
São Luis (Alumar) refinery	10 %	967	901	926	984	**984**	3,687	**3,796**
Canada								
Jonquière (Vaudreuil) refinery - Quebec (a)	100 %	350	355	340	323	**351**	1,353	**1,370**

(a) Jonquière's (Vaudreuil's) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Speciality Alumina - Aluminium Group								
Speciality alumina production ('000 tonnes)								
Canada								
Jonquière (Vaudreuil) plant – Quebec	100 %	26	25	30	26	**29**	111	**110**

Rio Tinto percentage interest shown above is at 31 December 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Fourth quarter operations review 28

Rio Tinto operational data

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
ALUMINIUM								
Primary Aluminium								
Primary aluminium production ('000 tonnes)								
Australia								
Bell Bay smelter - Tasmania	100 %	47	46	48	49	**48**	187	**190**
Boyne Island smelter - Queensland (a)	74 %	128	125	125	127	**127**	507	**504**
Tomago smelter - New South Wales	52 %	149	140	141	145	**148**	587	**574**
Canada								
Alma smelter - Quebec	100 %	122	119	120	122	**123**	483	**485**
Alouette (Sept-Îles) smelter - Quebec	40 %	159	155	154	149	**158**	632	**616**
Arvida smelter - Quebec	100 %	37	36	36	34	**24**	153	**130**
Arvida AP60 smelter - Quebec	100 %	15	15	15	15	**16**	61	**60**
Bécancour smelter - Quebec	25 %	120	113	120	118	**119**	473	**470**
Grande-Baie smelter - Quebec	100 %	58	56	56	58	**58**	229	**229**
Kitimat smelter - British Columbia	100 %	102	100	102	103	**101**	419	**406**
Laterrière smelter - Quebec	100 %	64	62	62	64	**63**	252	**251**
Iceland								
ISAL (Reykjavik) smelter	100 %	51	48	51	51	**52**	202	**203**
New Zealand								
Tiwai Point smelter (b)	100 %	63	74	75	82	**83**	290	**315**
Oman								
Sohar smelter	20 %	101	99	101	101	**100**	399	**400**
Recycled Aluminium								
Recycled aluminium production ('000 tonnes)								
Matalco	50 %	116	132	147	135	**124**	528	**538**

(a) On 1 November 2024, Rio Tinto's ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024.

(b) On 1 November 2024, Rio Tinto's ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.

Rio Tinto percentage interest shown above is at 31 December 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Fourth quarter operations review 29

Rio Tinto operational data

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
BAUXITE								
Bauxite production ('000 tonnes)								
Australia								
Gove mine - Northern Territory	100 %	3,372	3,141	3,303	3,244	**3,040**	12,721	**12,729**
Weipa mine - Queensland	100 %	9,846	9,017	9,637	10,788	**10,021**	37,078	**39,464**
Brazil								
Porto Trombetas (MRN) mine	22 %	2,831	2,357	3,071	3,134	**2,997**	11,523	**11,560**
Guinea								
Sangaredi mine (a)	23 %	3,491	5,089	4,506	3,712	**3,725**	14,043	**17,032**
Rio Tinto share of bauxite shipments								
Share of total bauxite shipments ('000 tonnes)		15,513	14,390	15,670	16,396	**15,102**	58,916	**61,559**
Share of third party bauxite shipments ('000 tonnes)		10,627	9,807	11,147	11,600	**10,532**	40,935	**43,087**

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
BORATES								
US								
Borates ('000 tonnes) (a)	100 %	132	117	132	128	**124**	504	**502**

(a) Production is expressed as B_2O_3 content.

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
COPPER & GOLD								
Escondida	30 %							
Chile								
Sulphide ore to concentrator ('000 tonnes)		35,293	32,889	36,490	36,721	**35,628**	133,811	**141,728**
Average copper grade (%)		1.06	1.09	0.95	0.94	**0.91**	0.99	**0.97**
Contained copper ('000 tonnes)		309.8	295.6	291.0	294.2	**279.7**	1,097.8	**1,160.5**
Contained gold ('000 ounces)		37.3	44.5	40.3	35.3	**31.9**	168.6	**152.1**
Contained silver ('000 ounces)		1,619	1,787	1,906	1,942	**2,176**	6,042	**7,811**
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		39.5	33.5	30.3	28.1	**20.0**	97.9	**111.9**
Refined production from leach plants:								
Copper cathode production ('000 tonnes)		44.4	45.2	48.7	46.5	**46.7**	183.6	**187.1**
Sales of metals:								
Copper in concentrates ('000 tonnes) (b)		275	309	286	258	**278**	1,013	**1,131**
Copper cathode ('000 tonnes)		43	47	53	38	**50**	180	**188**
Gold ('000 ounces) (b)		37	45	40	35	**32**	169	**152**
Silver ('000 ounces) (b)		1,619	1,787	1,906	1,942	**2,176**	6,042	**7,811**

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
(b) Payable metals in concentrates

Rio Tinto percentage interest shown above is at 31 December 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Fourth quarter operations review 30

Rio Tinto operational data

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
COPPER & GOLD (continued)								
Kennecott								
Bingham Canyon mine	100 %							
Utah, US								
Ore treated ('000 tonnes)		10,487	9,339	10,630	5,928	**11,249**	38,164	**37,146**
Average ore grade:								
Copper (%)		0.35	0.35	0.45	0.37	**0.41**	0.37	**0.40**
Gold (g/t)		0.12	0.14	0.17	0.16	**0.18**	0.12	**0.16**
Silver (g/t)		1.78	1.81	2.21	2.11	**2.31**	1.88	**2.12**
Molybdenum (%)		0.020	0.029	0.031	0.047	**0.027**	0.020	**0.032**
Copper concentrates produced ('000 tonnes)		144	131	175	75	**162**	527	**544**
Average concentrate grade (% Cu)		21.6	21.0	23.3	24.6	**23.2**	23.3	**22.9**
Production of metals in copper concentrates:								
Copper ('000 tonnes) (a)		31.2	27.5	40.7	18.5	**38.4**	123.4	**125.1**
Gold ('000 ounces)		24.0	24.7	36.5	19.0	**37.6**	95.2	**117.8**
Silver ('000 ounces)		377	357	539	282	**556**	1,484	**1,734**
Molybdenum concentrates produced ('000 tonnes):		2.2	2.4	2.7	3.3	**4.2**	6.5	**12.6**
Molybdenum in concentrates ('000 tonnes)		0.8	1.0	1.1	1.3	**1.7**	2.6	**5.1**
Kennecott smelter & refinery	100 %							
Copper concentrates smelted ('000 tonnes)		187	163	123	131	**194**	741	**611**
Copper anodes produced ('000 tonnes) (b)		43.2	36.2	33.6	27.8	**37.9**	197.2	**135.4**
Production of refined metal:								
Copper ('000 tonnes) (c)		55.4	42.3	39.8	13.0	**38.4**	193.2	**133.6**
Gold ('000 ounces) (d)		43.1	34.0	32.1	19.4	**31.3**	143.8	**116.7**
Silver ('000 ounces) (d)		766	635	509	254	**439**	2,314	**1,838**
Sales of refined metal:								
Copper ('000 tonnes) (c)		52.1	40.7	41.7	10.2	**41.9**	192.5	**134.6**
Gold ('000 ounces)		33.2	33.6	30.8	17.7	**29.7**	138.6	**111.9**
Silver ('000 ounces)		611	625	500	230	**427**	2,195.4	**1,782.1**

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) We continue to process third party concentrate to optimise smelter utilisation, including 4 thousand tonnes of cathode produced from purchased concentrate in Q4 2025 (39 thousand tonnes for full year 2025). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
(d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 31 December 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Fourth quarter operations review 31

Rio Tinto operational data

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
COPPER & GOLD (continued)								
Oyu Tolgoi mine	66 %							
Mongolia								
Ore Treated ('000 tonnes) - Open Pit		8,881	7,469	6,836	7,282	**7,926**	34,528	**29,514**
Ore Treated ('000 tonnes) - Underground		2,144	2,434	3,198	2,870	**3,406**	6,510	**11,908**
Ore Treated ('000 tonnes) - Total		11,025	9,903	10,034	10,153	**11,332**	41,037	**41,422**
Average mill head grades:								
Open Pit								
Copper (%)		0.43	0.42	0.47	0.54	**0.55**	0.39	**0.50**
Gold (g/t)		0.24	0.25	0.37	0.58	**0.62**	0.21	**0.46**
Silver (g/t)		1.08	1.02	1.07	1.13	**1.16**	1.11	**1.09**
Underground								
Copper (%)		1.96	2.03	2.13	2.16	**2.20**	1.94	**2.14**
Gold (g/t)		0.55	0.55	0.61	0.63	**0.59**	0.56	**0.59**
Silver (g/t)		4.59	4.47	4.75	4.87	**4.94**	4.40	**4.77**
Total								
Copper (%)		0.73	0.82	1.00	1.00	**1.05**	0.64	**0.97**
Gold (g/t)		0.30	0.32	0.44	0.59	**0.61**	0.26	**0.50**
Silver (g/t)		1.77	1.87	2.24	2.19	**2.29**	1.63	**2.15**
Copper concentrates produced ('000 tonnes)		307.3	303.4	381.6	394.9	**464.3**	994.0	**1,544.1**
Average concentrate grade (% Cu)		21.6	21.5	22.7	22.6	**22.4**	21.6	**22.4**
Production of metals in concentrates:								
Copper in concentrates ('000 tonnes)		66.3	65.2	86.8	89.2	**103.9**	215.0	**345.2**
Gold in concentrates ('000 ounces)		66.3	61.5	97.5	138.2	**158.6**	206.4	**455.9**
Silver in concentrates ('000 ounces)		426	403	550	559	**668**	1,424	**2,180**
Sales of metals in concentrates (a):								
Copper in concentrates ('000 tonnes)		62.6	57.7	86.4	80.9	**92.4**	198.2	**317.4**
Gold in concentrates ('000 ounces)		63.6	55.8	92.8	121.2	**144.2**	190.5	**414.1**
Silver in concentrates ('000 ounces)		382	338	514	474	**557**	1,244	**1,883.4**

(a) Sales of metals in concentrates refer to the payable metals in concentrates collected by customers from the Mongolia/China border.

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
DIAMONDS								
Diavik Diamonds	100 %							
Northwest Territories, Canada								
Ore processed ('000 tonnes)		330	394	511	515	**489**	1,267	**1,908**
Diamonds recovered ('000 carats)		775	942	1,238	1,137	**1,112**	2,759	**4,429**

Rio Tinto percentage interest shown above is at 31 December 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Fourth quarter operations review 32

Rio Tinto operational data

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
IRON ORE								
Rio Tinto Iron Ore								
Western Australia								
Pilbara Operations								
Saleable iron ore production ('000 tonnes)								
Hamersley mines	(a)	59,656	49,637	57,422	58,574	**63,972**	224,816	**229,605**
Hope Downs	50 %	10,200	7,216	10,413	9,484	**9,639**	41,956	**36,751**
Robe River - Pannawonica (Mesas J and A)	53 %	8,583	6,676	7,471	6,769	**7,693**	31,742	**28,610**
Robe River - West Angelas	53 %	8,048	6,242	8,437	9,276	**8,370**	29,457	**32,326**
Total production ('000 tonnes)		86,486	69,771	83,743	84,104	**89,674**	327,972	**327,292**
Breakdown of total production:								
Pilbara Blend and SP10 Lump (b)		27,273	22,452	27,374	28,545	**29,678**	101,679	**108,049**
Pilbara Blend and SP10 Fines (b)		40,228	31,334	37,954	37,917	**40,606**	149,370	**147,811**
Robe Valley Lump		3,444	2,899	3,169	3,138	**3,155**	12,062	**12,361**
Robe Valley Fines		5,139	3,778	4,303	3,631	**4,538**	19,680	**16,249**
Yandicoogina Fines (HIY)		10,402	9,309	10,944	10,873	**11,697**	45,181	**42,822**
Breakdown of total shipments:								
Pilbara Blend Lump		16,223	11,997	12,967	21,142	**21,362**	65,188	**67,467**
Pilbara Blend Fines		29,042	22,434	25,849	38,477	**39,448**	120,723	**126,208**
Robe Valley Lump		2,846	2,187	2,614	2,510	**2,588**	9,876	**9,898**
Robe Valley Fines		5,764	4,211	4,977	4,214	**4,934**	21,995	**18,335**
Yandicoogina Fines (HIY)		10,585	9,350	10,636	10,764	**12,421**	45,971	**43,170**
SP10 Lump (b)		7,567	8,806	9,216	3,643	**4,720**	23,110	**26,385**
SP10 Fines (b)		13,650	11,755	13,629	3,597	**5,787**	41,705	**34,768**
Total shipments ('000 tonnes) (c)		85,678	70,740	79,887	84,346	**91,259**	328,570	**326,232**

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
Iron Ore Company of Canada	59 %							
Newfoundland & Labrador and Quebec in Canada								
Saleable iron ore production:								
Concentrates ('000 tonnes)		1,809	1,614	2,008	1,594	**1,337**	6,750	**6,553**
Pellets ('000 tonnes)		2,503	2,331	2,229	2,403	**2,388**	9,336	**9,352**
IOC Total production ('000 tonnes)		4,312	3,945	4,237	3,998	**3,725**	16,086	**15,905**
Shipments:								
Concentrates ('000 tonnes)		1,942	1,100	2,173	1,799	**1,425**	7,689	**6,496**
Pellets ('000 tonnes)		2,310	2,308	2,353	2,225	**2,343**	9,272	**9,229**
IOC Total Shipments ('000 tonnes) (c)		4,252	3,408	4,526	4,024	**3,768**	16,961	**15,726**
Simandou	45% (f)							
Simandou iron ore production ('000 tonnes) (e)		0	0	0	0	**2,271**	0	**2,271**
Simandou iron ore sales ('000 tonnes)		0	0	0	0	**0**	0	**0**
Global Iron Ore Totals								
Iron Ore Production ('000 tonnes)		90,798	73,716	87,980	88,102	**93,399**	344,058	**343,197**
Iron Ore Shipments ('000 tonnes)		89,931	74,148	84,414	88,369	**95,027**	345,531	**341,958**
Iron Ore Sales ('000 tonnes) (d)		92,063	75,339	86,474	90,808	**93,201**	349,682	**345,821**

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) SP10 includes other lower grade products.
(c) Shipments includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(d) Include Pilbara and IOC sales adjusted for portside trading movements and third party volumes sold.
(e) Simandou production represents crushed ore at mine gate in wmt. Final crushing initially will be undertaken in China. There is 2.1wmt stockpiled ore at the Simfer mine gate.
(f) Represents Rio Tinto's equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).

Rio Tinto percentage interest shown above is at 31 December 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Fourth quarter operations review 33

Rio Tinto operational data

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
LITHIUM								
Lithium production ('000 tonnes)								
Lithium carbonate (a)	(a)	NA	15	14	14	**17**	NA	**60**
Lithium hydroxide	100 %	NA	4	5	6	**5**	NA	**21**
Spodumene	100 %	NA	34	0	0	**0**	NA	**34**
Other lithium specialities (LCE)	100 %	NA	1	1	2	**1**	NA	**6**
Total lithium carbonate equivalent (LCE) production (b)		NA	20 (c)	15	**15**	**18**	NA	**68**
Third party shipments ('000 tonnes)								
Lithium carbonate (a)	(a)	NA	10	6	11	**15**	NA	**42**
Lithium hydroxide	100 %	NA	3	5	5	**6**	NA	**19**
Spodumene	100 %	NA	20	23	31	**0**	NA	**73**
Other lithium specialities (LCE)	100 %	NA	0	1	0	**0**	NA	**2**
Total lithium carbonate equivalent shipments ('000 LCE)		NA	15 (c)	14	**20**	**21**	NA	**71**

(a) Lithium carbonate quantities reflect our 100% share of Olaroz shipments, of which Rio Tinto's ownership is 66.5%.

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis). Full first quarter lithium carbonate equivalent shipments from Arcadium was 12kt (15kt on a 100% basis) of which 4kt was shipped since completion of the acquisition in March (5kt on a 100% basis).

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
SALT								
Dampier Salt (a)	68 %							
Western Australia								
Salt production ('000 tonnes)		1,970	1,223	2,012	1,751	**1,963**	8,518	**6,949**

(a) In December 2024, we completed the sale of Dampier Salt Limited's Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.

	Rio Tinto interest	Q4 2024	Q1 2025	Q2 2025	Q3 2025	**Q4 2025**	2024	**2025**
TITANIUM DIOXIDE SLAG								
Rio Tinto Iron & Titanium	100 %							
Canada and South Africa								
(Rio Tinto share) (a)								
Titanium dioxide slag ('000 tonnes)		235	223	269	261	**222**	990	**975**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

Rio Tinto percentage interest shown above is at 31 December 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Fourth quarter operations review 34